EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

October 24, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO OPERATIONAL UPDATE & Q3 PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the following operational update and third quarter production results from its Avino’s mine operation located near Durango, Mexico.

San Gonzalo Mine

On October 1st, Avino began processing high grade San Gonzalo material using the 250 tonne per day (“TPD”) circuit at the Avino milling complex.  This development represents a significant milestone for the Company and is the successful outcome of five years of hard work and planning.  It’s anticipated that in the coming years, mining and milling of San Gonzalo material will be ongoing.

Exploration began at San Gonzalo in 2007.  Promising drill results and preliminary metallurgical test work prompted Avino to begin underground development and configuration changes to the mill in 2008.  In 2011, Avino completed at 10,000 tonne bulk sample program to confirm grades and recoveries.  Material for the bulk sample was extracted from level two of the mine. Feed grades for the bulk sample were 261 g/t silver, 0.9 g/t gold with recoveries of 76% and 59% respectively. Following the bulk sample, a positive production decision was made and underground development and mining continued.  Sufficient material to support an ongoing operation of 250 TPD was stock piled at the surface by the end of September.

The grade at San Gonzalo is significantly higher than that of the ET stock piles reported in the production figures below.  Avino expects that grades and recoveries will improve at lower levels of the mine as the vein extends below the oxidized zone near the surface.  Silver assay results from 2007 drilling around the fourth and fifth levels of the mine produced a number of core intercepts (down hole) greater than 1,000 g/t Ag, some reaching as high as 5,265 g/t Ag, over 0.65 m; independently verified metallurgical test work on the core from the deeper levels yielded recoveries of 89-90% for silver and 92-93% for gold.

Mine development during September focused on the ramp from level 4 to level 5 as well as drifting along the vein in level 4 to the East and West. Total development for the month was 209.8 metres. Of this total, 109.4 metres was for the advance on the ramp and the balance for the work on level 4.

Historical ET Stockpiles

With San Gonzalo now online, the milling of ET stockpiles will be put on hold until the 1,000 tpd milling circuit is brought online in 2013. Production results from the ET stockpiles during the 3rd quarter ended September 30, 2012 are as follows:

Selected Monthly Production figures for  quarter 3 ended September 30, 2012

	July	August	September	Total / Average*
Total mill feed - tonnes (dry)	6,052	6,528	7,435	20,015
Feed grade Silver - g/t	71.74	77.37	71.74	73.58*
Feed grade Gold - g/t	1.36	1.06	0.86	1.08*
Feed content Silver - kg.	434.19	505.10	533.38	1,472.7
Feed content Gold - g.	8,242	6,922	6,404	21,569.0
Bulk concentrate - tonnes (dry)	84.90	115.44	123.62	323.96
Bulk Concentrate grade Silver - g/t	2,991	3,015	2,983	2,997*
Bulk Concentrate grade Gold- g/t	49.47	33.79	30.85	36.82*
Recovery Silver - %	58.50%	68.90%	67.70%	65.4%*
Recovery Gold - %	51.00%	56.40%	58.50%	54.9%*
Mill availability - %	95.03%	97.03%	97.57%	96.5%*
Total silver ounces produced	8,164	11,189	11,671	31,024
Total gold ounces produced	135	125	121	381
Total Silver Equivalent oz's produced	14,914	17,439	17,721	50,074

(Silver equivalent calculated using a 50:1 ratio for silver to gold, Q3 figures have been rounded for clarity)

•	Tonnes milled in September increased by 907 tonnes over August due to a finer crush to the ball mill. Average tonnes milled per day in September were 248 compared to 211 in August and 195 in July.
•	Feed grade for gold decreased over the third quarter
•	Gold and Silver recoveries improved in August and September compared to the July results.
•	Silver production in August and September increased over July while the gold production decreased due to the lower feed grade
•	Concentrate produced in September was shipped in the first week of October. The weight of this shipment totalled 148.33 wet metric tonnes. Assays of this shipment will be available shortly

ET (Avino)

Avino is pleased to report it has received the environmental permit to allow the Company to restart underground operations and run the 1,000tpd circuit in the mill. The permit has conditions to which the Company will comply and is valid for 13 years.

Construction of the water treatment plant has been completed and water testing has commenced with the goal of increasing the pH to meet agricultural standards.  Once the water has been treated it will be pumped to the El Caricol dam on the property and used for milling as well as for irrigation of local farms.

Technical Report

Avino has commissioned an independent engineering firm to assemble a new property wide technical report that will include new resources estimate for San Gonzalo and Elena Tolosa.  At the time of this release, Avino had provided the engineering firm with all of the relevant data to proceed with the report.  The Company is hopeful that the completed report will be received by the end of 2012.

QA/QP

Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS labs in Durango, Mexico.  Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a significant low cost primary silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.